The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus, product supplement and index supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated February 1, 2019

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 1,560 to
PRODUCT SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
Dated , 2019
Rule 424(b)(2)
Morgan Stanley Finance LLC STRUCTURED INVESTMENTS Opportunities in U.S. Equities

$

Capped Leveraged SPDR® S&P® Regional Banking ETF-Linked Notes due

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the SPDR® S&P® Regional Banking ETF as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,239.00 and $1,280.50 for each $1,000 face amount of your notes). However, if the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 500% times (c) the underlier return, subject to the maximum settlement amount; or

●	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

If the underlier return is negative (the final underlier level is less than the initial underlier level), you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $976.90 per note, or within $15.00 of that estimate. See “Estimated Value” on page 2.

	Price to public(1)	Agent’s commissions	Proceeds to us(2)
Per note	$1,000	$16.70	$983.30
Total	$	$	$

(1) The price to public will be between 98.33% and 100.00% of the face amount, reflecting, for certain investors, a foregone agent’s commission with respect to sales of such notes; see “Additional Information About the Notes— Supplemental information regarding plan of distribution; conflicts of interest” on page 23. Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes.

(2) See “Additional Information About the Notes—Use of proceeds and hedging” beginning on page 21.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Terms” on page 3 and “Additional Information About the Notes” on page 21.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●      Prospectus dated November 16, 2017

●      Product Supplement dated November 16, 2017

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than $1,000. We estimate that the value of each note on the Trade Date will be approximately $976.90, or within $15.00 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Upside Participation Rate, the Cap Level and the Maximum Settlement Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Capped Leveraged SPDR® S&P® Regional Banking ETF-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying product supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Terms

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying product supplement and prospectus. All references to “Cash Settlement Amount,” “Closing Level,” “Determination Date,” “Face Amount,” “Final Underlier Level,” “Initial Underlier Level,” “Share Adjustment Factor,” “Maximum Settlement Amount,” “Original Issue Price,” “Stated Maturity Date,” “Trade Date,” “Underlier,” “Underlying Index,” “Underlier Return” and “Upside Participation Rate” herein shall be deemed to refer to “payment at maturity,” “share closing price,” “valuation date,” “stated principal amount,” “final share price,” “initial share price,” “adjustment factor,” “maximum payment at maturity,” “issue price,” “maturity date,” “pricing date,” “underlying shares” (or “ETF shares”), “share underlying index,” “share return” and “leverage factor,” respectively, as used in the accompanying product supplement.

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: Shares of the SPDR® S&P® Regional Banking ETF

Underlying Index: The S&P® Regional Banks Select Industry Index

Underlying Index Publisher: S&P Dow Jones Indices LLC or any successor thereof

Notes: The accompanying product supplement refers to the notes as the “PLUS.”

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

•	if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Underlier Return; or

•	if the Final Underlier Level is equal to or less than the Initial Underlier Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Underlier Return.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Initial Underlier Level. Any payment of the Cash Settlement Amount is subject to the credit of the Issuer.

Initial Underlier Level: To be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of the Underlier on the Trade Date; provided that the Initial Underlier Level will not be higher than the highest level of the Underlier on the Trade Date.

Final Underlier Level: The Closing Level of the Underlier on the Determination Date times the Share Adjustment Factor on such date, except in the limited circumstances described under “Description of PLUS—Postponement of Valuation Date(s)” on page S-45 of the accompanying product supplement, and subject to adjustment as provided under “Description of PLUS—Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” on page S-47 of the accompanying product supplement.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Upside Participation Rate: 500%

Cap Level (to be set on the Trade Date): Expected to be between 104.78% and 105.61% of the Initial Underlier Level

Maximum Settlement Amount (to be set on the Trade Date): Expected to be between $1,239.00 and $1,280.50 for each $1,000 Face Amount of notes

Trade Date:

Original Issue Date (Settlement Date) (to be set on the Trade Date): Expected to be the fifth scheduled Business Day following the Trade Date

Determination Date (to be set on the Trade Date): Expected to be between 18 and 21 months after the Trade Date, subject to postponement as described in the accompanying product supplement on page S-45 under “Description of PLUS—Postponement of Valuation Date(s).”

Stated Maturity Date (to be set on the Trade Date): Expected to be the second scheduled Business Day following the Determination Date, subject to postponement as described below. The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a market disruption event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

Closing Level: As described under “Description of PLUS—Some Definitions—share closing price” on page S-40 of the accompanying product supplement.

Share Adjustment Factor: As described under “Description of PLUS—Some Definitions—adjustment factor” on page S-36 of the accompanying product supplement, and subject to adjustment in the case of certain events as described under “Description of PLUS—Antidilution Adjustments for PLUS linked to Exchange-Traded Funds” on page S-46 of the accompanying product supplement.

Business Day: As described under “Description of PLUS—Some Definitions—business day” on page S-36 of the accompanying product supplement.

Trading Day: As described under “Description of PLUS—Some Definitions—trading day” on page S-41 of the accompanying product supplement.

Market disruption event: As described under “Description of PLUS—Some Definitions—market disruption event” on page S-37 of the accompanying product supplement.

Trustee: The Bank of New York Mellon

Calculation Agent: MS & Co.

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Underlier Level.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each Face Amount of notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Stated Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the notes, if any, to the Trustee for delivery to the depositary, as holder of the notes, on the Stated Maturity Date.

CUSIP no.: 61768DM28

ISIN: US61768DM288

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Upside Participation Rate:	500.00%
Hypothetical Cap Level:	105.195% of the Initial Underlier Level
Hypothetical Maximum Settlement Amount:	$1,259.75 per $1,000 Face Amount of notes (125.975% of the Face Amount) (the midpoint of the expected range set forth on the cover of this pricing supplement)
Minimum Cash Settlement Amount:	None

•  Neither a market disruption event nor a non-Trading Day occurs on the Determination Date.

•  No discontinuation of the Underlier, no change of the policies of the Underlier’s investment adviser and no alteration of the method by which the Underlying Index is calculated.

• Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on the notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.000%	125.975%
175.000%	125.975%
150.000%	125.975%
120.000%	125.975%
110.000%	125.975%
105.195%	125.975%
105.000%	125.000%
103.000%	115.000%
100.000%	100.000%
90.000%	90.000%
85.000%	85.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount would be 25.000% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 75.000% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 125.975% of each $1,000 Face Amount of notes, as shown in the table above. As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above the Hypothetical Cap Level of 105.195% of the Initial Underlier Level.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than 100% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100% marker on the vertical axis), and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than 105.195% (the section right of the Hypothetical Cap Level of 105.195% marker on the horizontal axis) would result in a capped return on your investment and a Cash Settlement Amount equal to the Maximum Settlement Amount.

Hypothetical Payoff Diagram

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Underlier Level is less than the Initial Underlier Level, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the full decline in the level of the Underlier over the term of the notes. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Appreciation Potential Of The Notes Is Limited By The Maximum Settlement Amount

The appreciation potential of the notes is limited by the Maximum Settlement Amount of $1,239.00 to $1,280.50 per note, or 123.90% to 128.05% of the Face Amount. The actual Maximum Settlement Amount will be determined on the Trade Date. Although the Upside Participation Rate provides 500% exposure to any increase in the Final Underlier Level over the Initial Underlier Level, because the Cash Settlement Amount will be limited to 123.90% to 128.05% of the Face Amount for the notes, any increase in the Final Underlier Level over the Initial Underlier Level by more than 4.78% to 5.61% of the Initial Underlier Level will not further increase the return on the notes.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Morgan Stanley On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 1 year and 6 months, and as long as approximately 1 year and 9 months. You should be willing to hold your notes for up to approximately 1 year and 9 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. For example, if the Underlier appreciates, a note with a shorter term will result in a higher annualized return based on that appreciation than a note with a longer term. In addition, the Underlier may be lower on the actual Determination Date and the Cash Settlement Amount may be lower than if the Determination Date and Stated Maturity Date had been set differently in the three-month range.

Investing In The Notes Exposes Investors To Risks Associated With Investments In Securities With A Concentration In The Banking Sector

The stocks included in the Underlying Index and that are generally tracked by the Underlier are stocks of companies whose business is associated with the banking sector. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers or issuers in a less volatile industry. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability. These or other factors or the absence of such factors could cause the value of some or all of the component stocks included in the Underlying Index to decline during the term of the notes.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will reduce your potential percentage return on the notes to a greater extent than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Underlier, volatility (frequency and magnitude of changes in value) of the Underlier and dividend yields of the Underlier and of the stocks composing the Underlying Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Underlier or equities markets generally and which may affect the Final Underlier Level of the Underlier, the occurrence of certain events affecting the Underlier that may or may not require an adjustment to the Share Adjustment Factor, and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The Amount Payable On The Notes Is Not Linked To The Level Of The Underlier At Any Time Other Than The Determination Date

The Final Underlier Level will be based on the Closing Level on the Determination Date, subject to adjustment for non-Trading Days and certain market disruption events. Even if the level of the Underlier appreciates prior to the Determination Date but then drops by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the level of the Underlier prior to such drop. Although the actual level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Closing Level on the Determination Date.

Investing In The Notes Is Not Equivalent To Investing In The Underlier Or The Stocks Composing The Underlying Index

Investing in the notes is not equivalent to investing in the Underlier, the Underlying Index or the stocks that constitute the Underlying Index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlier or the stocks that constitute the Underlying Index.

Adjustments To The Underlier Or To The Underlying Index Could Adversely Affect The Value Of The Notes

As the investment adviser to the Underlier, SSgA Funds Management, Inc. (the “Investment Adviser”), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. Pursuant to its investment strategy or otherwise, the Investment Adviser may add, delete or substitute the stocks composing the Underlier. Any of these actions could adversely affect the price of the Underlier and, consequently, the value of the notes. Standard & Poor’s Financial Services LLC (“S&P”) is responsible for calculating and maintaining the Underlying Index. S&P may add, delete or substitute the stocks constituting the Underlying Index or make other methodological changes that could change the value of the Underlying Index. S&P may discontinue or suspend calculation or publication of the Underlying Index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying Index and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

The Performance And Market Price Of The Underlier, Particularly During Periods Of Market Volatility, May Not Correlate With The Performance Of The Underlying Index, The Performance Of The Component Securities Of The Underlying Index Or The Net Asset Value Per Share Of The Underlier

The Underlier does not fully replicate the Underlying Index and may hold securities that are different than those included in the Underlying Index.  In addition, the performance of the Underlier will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the performance of the Underlier and the Underlying Index.  In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Underlier may impact the variance between the performances of the Underlier and the Underlying Index.  Finally, because the shares of the Underlier are traded on  an exchange and are subject to market supply and investor demand, the market price of one share of the Underlier may differ from the net asset value per share of the Underlier.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying the Underlier may be disrupted or limited, or such securities may be unavailable in the secondary market.  Under these circumstances, the liquidity of the Underlier may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of the Underlier, and their ability to create and redeem shares of the Underlier may be disrupted. Under these circumstances, the market price of shares of the Underlier may vary substantially from the net asset value per share of the Underlier or the level of the Underlying Index.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the Underlying Index, the performance of the component securities of the Underlying Index or the net asset value per share of the Underlier.  Any of these events could materially and adversely affect the price of the shares of the Underlier and, therefore, the value of the notes. Additionally, if market volatility or these events were to occur on the Determination Date, the calculation agent would maintain discretion to determine whether such market volatility or events have caused a market disruption event to occur, and such determination would affect the payment at maturity of the notes.  If the calculation agent determines that no market disruption event has taken place, the payment at maturity would be based solely on the published closing price per share of the Underlier on the Determination Date, even if the Underlier’s shares are underperforming the Underlying Index or the component securities of the Underlying Index and/or trading below the net asset value per share of the Underlier.

There Are Risks Associated With The Underlier

Although the Underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the Investment Adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Investment adviser may select up to 20% of the Underlier’s assets to be invested in shares of equity securities that are not included in the Underlying Index. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Investment Adviser invests in securities included in, or representative of, the Underlying Index regardless of their investment merits. The Investment Adviser does not attempt to take defensive positions in declining markets.

In addition, the Underlier is subject to custody risk, which refers to the risk in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less-developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody issues.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Antidilution Adjustments The Calculation Agent Is Required To Make Do Not Cover Every Event That Could Affect The Underlier

MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the Underlier. However, the calculation agent will not make an adjustment for every event that could affect the Underlier. If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the notes may be materially and adversely affected.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As calculation agent, MS & Co. will determine the Initial Underlier Level and the Final Underlier Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MS & Co. in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and antidilution events, the selection of a successor index or calculation of the Final Underlier Level in the event of a market disruption event or discontinuance of the Underlier and the amount due and payable upon any acceleration of the notes. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Description of PLUS—Postponement of Valuation Date(s),” “—Antidilution Adjustments for PLUS linked to Exchange-Traded Funds,” “—Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation,” “—Alternate Exchange Calculation in case of an Event of Default” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the Underlier or the Underlying Index), including trading in the Underlier and in other instruments related to the Underlier or the Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the Underlier or the stocks that constitute the Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Underlier Level, and, therefore, could increase the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. As discussed in the Tax Disclosure Sections, there is a substantial risk that the “constructive ownership” rule could apply, in which case all or a portion of any long-term capital gain recognized by a U.S. Holder could be recharacterized as ordinary income and an interest charge could be imposed. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA” in the accompanying product supplement, the withholding rules commonly referred to as “FATCA” would apply to the notes if they were recharacterized as debt instruments. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, as discussed in this document. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the potential application of the constructive ownership rule, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The SPDR® S&P® Regional Banking ETF is an exchange-traded fund managed by SSgA Funds Management, Inc. (“SSFM”), which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Regional Banks Select Industry Index. The S&P® Regional Banks Select Industry Index is a free-float adjusted market capitalization index that consists of stocks in the S&P Total Market Index that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services or thrifts & mortgage finance sub-industries.

The SPDR® S&P® Regional Banking ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the SPDR® S&P® Regional Banking ETF is not required to purchase all of the securities represented in the S&P® Regional Banks Select Industry Index. Instead, the SPDR® S&P® Regional Banking ETF may purchase a subset of the securities in the S&P® Regional Banks Select Industry Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics as the S&P® Regional Banks Select Industry Index. Under normal market conditions, the SPDR® S&P® Regional Banking ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the S&P® Regional Banks Select Industry Index. In addition, the SPDR® S&P® Regional Banking ETF may invest in equity securities not included in the S&P® Regional Banks Select Industry Index, cash, cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

SPDR® Series Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Regional Banking ETF. Information with respect to the Trust filed with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, the SSFM website (including information regarding (i) fees paid to SSFM, (ii) returns of the SPDR® S&P® Regional Banking ETF and the S&P® Regional Banks Select Industry Index for certain periods, and (iii) the SPDR® S&P® Regional Banking ETF’s and the S&P® Regional Banks Select Industry Index’s top constituents and their respective weightings). We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available information regarding the SPDR® S&P® Regional Banking ETF is accurate or complete.

Information as of market close on January 31, 2019:

Bloomberg Ticker Symbol:	KRE UP
Current Share Price:	$52.96
52 Weeks Ago:	$62.30
52 Week High (on 6/8/2018):	$65.74
52 Week Low (on 12/24/2018):	$44.22

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2014 through January 31, 2019. The Closing Level of the Underlier on January 31, 2019 was $52.96. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

SPDR® S&P® Regional Banking ETF Daily Underlier Closing Levels January 1, 2014 to January 31, 2019

This document relates only to the notes offered hereby and does not relate to the Underlier. We have derived all disclosures contained in this document regarding the Trust from the publicly available documents described above. In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the level of the Underlier (and therefore the level of the Underlier at the time we price the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the notes and therefore the value of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlier.

We and/or our affiliates may presently or from time to time engage in business with the Trust. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlier. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As a prospective purchaser of the notes, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Underlier.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®” and “SPDR® Series Trust” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”). The notes are not sponsored, endorsed, sold, or promoted by S&P, MGH or the Trust. S&P, MGH and the Trust make no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. S&P, MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P® Regional Banks Select Industry Index. The S&P® Regional Banks Select Industry Index (Bloomberg ticker SPSIRBK) is managed by S&P Dow Jones Indices LLC and is a modified equally weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. For additional information, see “Annex A— The S&P® Regional Banks Select Industry Index.”

TAX CONSIDERATIONS

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

▪	Upon sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Subject to the discussion below concerning the potential application of the “constructive ownership” rule, such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

Because the notes are linked to shares of an exchange-traded fund, although the matter is not clear, there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction” under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”). If this treatment applies, all or a portion of any long-term capital gain of the U.S. Holder in respect of the notes could be recharacterized as ordinary income (in which case an interest charge will be imposed). Due to the lack of governing authority, our counsel is unable to opine as to whether or how Section 1260 of the Code applies to the notes. U.S. investors should read the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” rule.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, as discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2021 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the potential application of the constructive ownership rule, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 10 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in the Underlier, futures and options contracts on the Underlier, and any component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the level of the Underlier on the Trade Date, and therefore increase the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling the Underlier, futures or options contracts on the Underlier or component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this preliminary pricing supplement is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these notes should consult and rely on their own counsel and advisers as to whether an investment in these notes is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession not in excess of 1.67% of the face amount. The price to public will be between 98.33% and 100.00% of the face amount, which reflects, for certain fee-based advisory accounts, a foregone agent’s commission with respect to sales of such notes (i.e., the agent’s commission specified on the cover of this pricing supplement with respect to such notes will be reduced, potentially down to 0.00%). MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the Cap Level and the Maximum Settlement Amount, such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley and/or MSFL will arrange to send you the product supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Prospectus dated November 16, 2017

Product Supplement dated November 16, 2017

Terms used but not defined in this document are defined in the product supplement or in the prospectus.

ANNEX A

The S&P® Regional Banks Select Industry Index

We have derived all information contained in this document regarding the S&P® Regional Banks Select Industry Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the S&P® Regional Banks Select Industry Index. Additional information about the S&P® Regional Banks Select Industry Index is available on the website maintained by S&P Dow Jones Indices LLC. We are not incorporating by reference into this document the website or any material it includes.

The S&P® Regional Banks Select Industry Index

The S&P® Regional Banks Select Industry Index is managed by S&P Dow Jones Indices LLC and is a modified equally weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. The S&P® Regional Banks Select Industry Index launched on September 9, 2011. Each of the companies in the S&P® Regional Banks Select Industry Index is a constituent company within the regional banks sub-industry of the S&P TM Index. The S&P® Regional Banks Select Industry Index is reported by Bloomberg L.P. under the ticker symbol “SPSIRBK.”

The S&P Total Market Index

The S&P Total Market Index (the “S&P TM Index”) offers broad market exposure to companies of all market capitalization, including all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE American (formerly NYSE MKT), the NASDAQ Global Select Market, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Only U.S. companies are eligible for inclusion in the S&P TM Index.

The Underlier is an S&P® Select Industry Index. For information about the construction and calculation of the Underlier, please refer to the following rules on the S&P® Select Industry Indices.

Eligibility Criteria

Membership is based on a company’s GICS® Sub-Industry classification, as well as liquidity and market capitalization requirements. To be eligible for inclusion in a Select Industry Index, companies must be in the S&P TM Index and must be included in a relevant GICS® Sub-Industry. For purposes of membership in a Select Industry Index, S&P Dow Jones Indices LLC (“S&P Dow Jones”) applies the market capitalization and liquidity inclusion and exclusion criteria separately.

Market Capitalization & Liquidity—Inclusion Criteria. Companies must meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have an FAMC greater than or equal to $300 million and an FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and an FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and an FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All companies satisfying the above requirements are included in the Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 stocks in a Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, which meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Market Capitalization & Liquidity—Exclusion Criteria. Existing index constituents are removed at the quarterly rebalancing effective date if their float-adjusted market capitalization falls below US$1 billion or if their FALR falls below 50%.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company Bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones endeavors to minimize turnover in index membership. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. Each Select Industry Index includes companies in the applicable GICS® Sub-Industries.

Index Construction and Calculation

The Select Industry Indices are equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1,000 on June 20, 2003. The index value is equal to the following equation:

Index Value = (Index Market Value) / Divisor

where,

where, N is the number of stocks in the index, Pi the price of stock, IWFi is the float factor of stock, and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where, Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

(Index Value) before rebalance = (Index Value) after rebalance

Therefore,

(Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Constituent Weightings

At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the applicable Select Industry Index is more than can be traded in a single day for a US$2 billion portfolio.

S&P Dow Jones calculates a maximum basket liquidity weight for each stock in the applicable Select Industry Index using the ratio of its three-month average daily value traded to US$2 billion. Each stock’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments.

Index Maintenance

Index membership is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Timing of Changes

Additions. Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment

Constituent deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent addition

Only in cases where the deletion causes the component count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

When a stock is removed from a Select Industry Index at a price of $0.00, the stock's replacement will be added to the applicable Select Industry Index at the weight using the previous day's closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

No, except in the case of stocks removed at $0.00
Share changes between quarterly share adjustments	None	No
Quarterly share changes	There is no direct adjustment on the same date the index rebalancing will take place, however, there may be an adjustment because of the quarterly index rebalancing.	Only because of the index rebalancing
GICS® change	None. If, after the GICS® change, a company no longer qualifies to belong to the relevant Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment

Spin-off	In general, both the parent company and spin-off companies will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index. When there is no market-determined price available for the spin, the spin is added to the applicable Select Industry Index at zero price at the close of trading on the day before the ex-date.	No
Rights Offering	The price is adjusted to the price of the parent company, minus the price of the rights subscription divided by the rights ratio. The index shares change so that the company’s weight remains the same as its weight before the rights offering.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment

Share Issuance or Share Repurchase, Equity Offering or Warrant Conversion	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes